UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.: N/A)

CRAILAR TECHNOLOGIES INC.
(Name of Issuer)

COMMON STOCK - WITHOUT PAR VALUE
(Title of Class of Securities)

224248104
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.     NAMES OF REPORTING PERSONS:   JASON FINNIS AND LARISA HARRISON

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)     [  ]
(b)     [  ]

3.     SEC USE ONLY:

4.     CITIZENSHIP OR PLACE OF ORGANIZATION: CANADA

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER:              1,191,253 - Jason Finnis(1)
                                                                 738,553 - Larisa Harrison(1)

6.     SHARED VOTING POWER: 1,123,864(1)

7.     SOLE DISPOSITIVE POWER:      1,191,253 - Jason Finnis(1)
                                                                  738,553 - Larisa Harrison(1)

8.     SHARED DISPOSITIVE POWER: 1,123,864(1)

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,053,670(1)

10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:     [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.2%(2)

12.     TYPE OF REPORTING PERSON:     IN

Notes:

(1)     This figure consists of: (i) 1,123,864 shares of common stock held of record jointly by Jason Finnis and Larisa Harrison who are husband and wife, 241,314 shares of common stock held of record by Jason Finnis and 213,615 shares of common stock held of record by Larisa Harrison; (ii) 300,000 vested stock options held of record by Jason Finnis exercisable into 300,000 shares of common stock at $1.17 per share expiring on October 20, 2014; (iii) 119,939 vested stock options held of record by Jason Finnis exercisable into 119,939 shares of common stock at $1.02 per share expiring on August 9, 2015; (iv) 119,938 vested stock options held of record by Larisa Harrison exercisable into 119,938 shares of common stock at $1.02 per share expiring on August 9, 2015; (v) 125,000 vested stock options held of record by Jason Finnis exercisable into 125,000 shares of common stock at $0.87 per share expiring November 25, 2015; (vi) 125,000 vested stock options held of record by Larisa Harrison exercisable into 125,000 shares of common stock at $0.87 per share expiring November 25, 2015; (vii) 100,000 vested stock options held of record by Jason Finnis exercisable into 100,000 shares of common stock at $1.55 per share expiring on April 8, 2016; (viii) 125,000 vested stock options held of record by Jason Finnis exercisable into 125,000 shares of common stock at $2.77 per share expiring August 19, 2016; (ix) 125,000 vested stock options held of record by Larisa Harrison exercisable into 125,000 shares of common stock at $2.77 per share expiring August 19, 2016; (x) 180,000 vested stock options held of record by Jason Finnis exercisable into 180,000 shares of common stock at $2.23 per share expiring October 11, 2017; and (xi) 155,000 vested stock options held of record by Larisa Harrison exercisable into 155,000 shares of common stock at $2.23 per share expiring October 11, 2017.

(2)     Based on 47,806,031 shares of the Issuer's common stock issued and outstanding as of December 31, 2013.

The class of equity securities to which this statement relates is shares of common stock, without par value (the "Shares"), of Crailar Technologies Inc., a corporation organized under the laws of the Province of British Columbia , Canada (the "Issuer"). The principal executive offices of the Issuer are located at Suite 305, 4420 Chatterton Way, Victoria, British Columbia, Canada V8X 5J2.

ITEM 1(a).     Name of Issuer:

Crailar Technologies Inc.

ITEM 1(b).      Address of Issuer's Principal Executive Offices:

Suite 305, 4420 Chatterton Way
Victoria, British Columbia, Canada V8X 5J2

ITEM 2(a).     Name of Person Filing:

The statement is filed by Jason Finnis and Larisa Harrison (collectively the "Reporting Person"). By signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

ITEM 2(b).      Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Person is Suite 305, 4420 Chatterton Way, Victoria, British Columbia, Canada V8X 5J2.

ITEM 2(c).      Citizenship:

Canada

ITEM 2(d).     Title of Class of Securities:

Common Stock, without par value.

ITEM 2(e).     CUSIP No.:

224248104

ITEM 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Act;

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [ ] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j) [ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) [ ] Group in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________

ITEM 4.      OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a) Amount beneficially owned: 3,053,670 (1)

(1)     This figure consists of: (i) 1,123,864 shares of common stock held of record jointly by Jason Finnis and Larisa Harrison who are husband and wife, 241,314 shares of common stock held of record by Jason Finnis and 213,615 shares of common stock held of record by Larisa Harrison; (ii) 300,000 vested stock options held of record by Jason Finnis exercisable into 300,000 shares of common stock at $1.17 per share expiring on October 20, 2014; (iii) 119,939 vested stock options held of record by Jason Finnis exercisable into 119,939 shares of common stock at $1.02 per share expiring on August 9, 2015; (iv) 119,938 vested stock options held of record by Larisa Harrison exercisable into 119,938 shares of common stock at $1.02 per share expiring on August 9, 2015; (v) 125,000 vested stock options held of record by Jason Finnis exercisable into 125,000 shares of common stock at $0.87 per share expiring November 25, 2015; (vi) 125,000 vested stock options held of record by Larisa Harrison exercisable into 125,000 shares of common stock at $0.87 per share expiring November 25, 2015; (vii) 100,000 vested stock options held of record by Jason Finnis exercisable into 100,000 shares of common stock at $1.55 per share expiring on April 8, 2016; (viii) 125,000 vested stock options held of record by Jason Finnis exercisable into 125,000 shares of common stock at $2.77 per share expiring August 19, 2016; (ix) 125,000 vested stock options held of record by Larisa Harrison exercisable into 125,000 shares of common stock at $2.77 per share expiring August 19, 2016; (x) 180,000 vested stock options held of record by Jason Finnis exercisable into 180,000 shares of common stock at $2.23 per share expiring October 11, 2017; and (xi) 155,000 vested stock options held of record by Larisa Harrison exercisable into 155,000 shares of common stock at $2.23 per share expiring October 11, 2017.

(b) Percent of class: 6.2%, based on 47,806,031 shares of the Issuer's common stock issued and outstanding as of December 31, 2013.

(c) Number of shares as to which such person has:

i.     Sole power to vote or to direct the vote:

1,191,253 - Jason Finnis
738,553 - Larisa Harrison

ii.     Shared power to vote or to direct the vote: 1,123,864

iii.     Sole power to dispose or to direct the disposition of:

1,191,253 - Jason Finnis
738,553 - Larisa Harrison

iv.     Shared power to dispose or to direct the disposition of: 1,123,864

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:     CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
(Date)

/s/ Jason Finnis__________
Name: Jason Finnis

/s/ Larisa Harrison________
Name: Larisa Harrison